UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

FIVE STAR QUALITY CARE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

33832D106
(CUSIP Number)

Andrew Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 33832D106

1	NAME OF REPORTING PERSON William F. Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 320,511
	8	SHARED VOTING POWER 2,799,242
	9	SOLE DISPOSITIVE POWER 320,511
	10	SHARED DISPOSITIVE POWER 2,799,242
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,119,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 33832D106

1	NAME OF REPORTING PERSON Robert D. Thomas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,022,076
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,022,076
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,022,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 33832D106

1	NAME OF REPORTING PERSON Gemini Properties
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,915,164
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,915,164
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,915,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 33832D106

Amendment No. 4 to the Schedule 13D

The following constitutes Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission by William F. Thomas, Robert D. Thomas and Gemini Properties (collectively, the “Reporting Persons”) on December 2, 2015, as amended by Amendment No. 1 filed on December 15, 2015, Amendment No. 2 filed on March 1, 2016 and Amendment No. 3 filed on July 25, 2016. This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

The Reporting Persons have closely monitored the recent events at the Issuer relating to the $3.00 per share tender offer launched by ABP Acquisition LLC, a wholly owned subsidiary of ABP Trust, an entity owned by Barry M. Portnoy and Adam D. Portnoy (the “Portnoy Tender Offer”), for up to 10,000,000 shares of the Issuer’s Common Stock.  The Reporting Persons were encouraged by the precedent set by the Issuer’s independent Board members and the Board of Trustees of Senior Housing Properties Trust (“SNH”) in waiving certain ownership restrictions and granting certain approvals to clear the way for the Portnoy Tender Offer.

On October 13, 2016, the Reporting Persons announced their intention to commence, through an affiliated entity, a tender offer to purchase up to 10,000,000 shares of the Issuer’s Common Stock for $3.45 per share. The Reporting Persons are requesting similar waivers and approvals from the Issuer’s independent Board members and the Board of Trustees of SNH as those granted in connection with the Portnoy Tender Offer, and expect these parties to work in good faith with the Reporting Persons to take whatever steps may be necessary to ensure a level playing field for their competing tender offer to proceed.

On October 14, 2016, the Reporting Persons, through their legal advisor, delivered a written request to the Secretary of the Issuer to provide certain nomination documents that are purported to be required under Section 2.14.1(d) of the Issuer’s Bylaws for the nomination of director candidates at the Issuer’s 2017 annual meeting of shareholders, including a form of questionnaire and representation and agreement.

CUSIP NO. 33832D106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2016

/s/ William F. Thomas
WILLIAM F. THOMAS

/s/ Robert D. Thomas
ROBERT D. THOMAS

GEMINI PROPERTIES

By:	/s/ William F. Thomas
	Name:	William F. Thomas
	Title:	Partner

By:	/s/ Robert D. Thomas
	Name:	Robert D. Thomas
	Title:	Partner